

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2025

Qi Gong
Chief Executive Officer
Quartzsea Acquisition Corp
1185 Avenue of the Americas, Suite 304
New York, NY 10036

> **Re: Quartzsea Acquisition Corp**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 11, 2025**
> **File No. 333-285152**

Dear Qi Gong:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement filed March 11, 2025

General

1. In appropriate locations in the registration statement, please add disclosure regarding the exclusive forum provisions in the Post-offering Memorandum and Articles of Association and the Rights Agreement.

       Please contact Eric McPhee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if you have questions regarding the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Cassi Olson